Exhibit 99(a)(1)(k)

Exhibit (a)(l)(K) POWER OF ATTORNEY THIS POWER OF ATTORNEY is made this )0t" day of October, 2017 by Novartis AG, a company incorporated under the laws of Switzerland, with its registered office located at Lichtstrasse 35, 4056 Basel (the "Company"). WHEREAS In connection with the potential acquisition of all of the outstanding ordinary shares, nominal value €0.10 per share, of Advanced Accelerator Applications S.A., a corporation organized under the laws of France with its principle address at 20 rue Diesel, 01630 Saint Genis Pouilly, France ("AAA"), including ordinary shares represented by American Depositary Shares, and ordinary shares issuable upon the exercise of outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated ordinary shares (the "Transaction"), the Company expects to (i) issue various communications; (ii) execute a definitive memorandum of understanding by and among the Company and/or one or more subsidiaries of the Company and AAA and other documents required to give effect to the Transaction (the "Agreements"); and (iii) submit regulatory and other filings; and the Company wishes to grant this power of attorney to help facilitate the timely execution and delivery thereof. APPOINTMENT 1. The Company hereby makes, following individuals: a. Nigel Sheail; b. Keren Haruvi Snir; c. Ramon Zapata; d. Peter Louwagie; e. Augusto Lima; £ Jonathan Emery; g. Kim Parker; h. Benjamin Brod; i. Jeffrey Holgate; j. Susan Jones; k. Ryan Foley; and appoints and constitutes for the purposes set forth herein each of the 1.Frank Smith (each, an "Attorney", together the "Attorneys") as its true and lawful attorney and agent. Any two Attorneys acting together shall have the power and authority to, in the name and on behalf of the Company, take any and all actions that the Attorneys may deem necessary or advisable in connection with the Transaction, including, but not limited to, negotiating, approving, signing, executing, delivering, submitting and/or issuing on behalf of the Company, any and all agreements, contractual instruments, assignments, assumptions, certificates, deeds, notices, instruments, amendments, documents, filings or any other additional writings or communications whatsoever (whether under hand or seal or as a deed and in the Company's name or otherwise, and with any amendments, including amendments of substance), including the Agreements, that the Attorneys may deem necessary or advisable in connection with the Transaction (the "Appointment"). 2.The Appointment shall in all circumstances remain in force until 31 December 2018 (the "Termination Date"), but shall be of no further effect after the Termination Date. 3.Any and all actions taken by any two Attmneys in good faith and in furtherance of the grant of power hereto, including but not limited to, the execution of any and all documents and agreements, on or before the Termination Date, shall for all purposes be valid and binding upon the Company and its successors and assigns. The Company hereby ratifies and confirms, and agrees to ratify and confirm, any and all actions any two of the Attorneys takes, or purports to take, in the exercise or purported exercise of the powers conferred by this Power of Attorney. 4.This Power of Attorney and any non-contractual obligations arising out of or in connection with such Power of Attorney shall be governed by and construed in accordance with the laws of Switzerland. Any dispute arising out of or in connection with this Power of Attorney shall be submitted to the exclusive jurisdiction of Basel, Switzerland. [The Rest of This Page Intentionally Left Blank]

This Power of Attorney has been executed and takes effect on the date stated at the beginning of it. Novartis AG Name: Felix R. Ehrat Title: Group General Counsel Title: Chief Financial Officer